SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)[1]

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 pages

___________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A12	Page 2 of 9

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,711,893
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
1,711,893
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,711,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A12	Page 3 of 9

1	NAME OF REPORTING PERSON
JDS1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,711,893[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
1,711,893[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,711,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%
14	TYPE OF REPORTING PERSON*
OO

___________________

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

SCHEDULE 13D/A12

This constitutes Amendment No. 12 (the “Amendment No. 12”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Singer is the managing member of JDS1, which was created pursuant to that certain limited liability operating agreement, dated as of October 12, 2012 (“the “Operating Agreement”). All of the Shares reported above were purchased by funds generated and held by JDS1. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $9,459,270.76.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that, as reported by the Issuer on October 16, 2017, on October 13, 2017, the Reporting Person entered into a Voting Agreement (attached as Exhibit 99.1 to this Schedule and incorporated by reference herein, the “Voting Agreement”) with Vecima Networks Inc. (“Vecima”) in connection with an Asset Purchase Agreement (attached as Exhibit 99.1 to the Issuer’s Form 8-K dated October 16, 2017, the “Purchase Agreement”) and related transaction between Vecima and the Issuer. In the Voting Agreement, the Reporting Person agreed, among other things and subject to various exceptions and other conditions set forth in the Voting Agreement, to vote the Reporting Person’s Shares in favor of the Purchase Agreement and the approval of the transactions contemplated thereby.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Except as described above in this Item 4 and herein, Mr. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Singer reserves the right to change plans and take any and all actions that Mr. Singer may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 9,894,103 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on September 20, 2017.

A. JDS1, LLC

(a)    As of the date hereof, JDS1 beneficially owns 1,711,893 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 17.3%

(b) 1. Sole power to vote or direct vote: 1,711,893 [4]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,711,893 [5]

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transaction effected by JDS1 in the past 60 days:

Date of Transaction	Number of Put Options Assigned[6]	Exercise Price
September 15, 2017	50,000	$7.50

Date of Transaction	Number of Shares Purchased	Price Per Share
October 16, 2017	10,000	$6.26
October 16, 2017	6,040	$6.159
October 16, 2017	50,000	$6.2258
October 17, 2017	220,000	$6.25
October 18, 2017	3,474	$6.1793

___________________

4 See FN 2.

5 See FN 3.

6 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

Date of Transaction	Number of Put Options Sold[7]	Exercise Price
October 16, 2017	50,000	$7.50
October 16, 2017	20,000	$7.50
October 17, 2017	42,300	$7.50
October 18, 2017	500,000	$5.00

Date of Transaction	Number of Put Options Expired[8]	Exercise Price
September 15, 2017	25,000	$5.00

B. Mr. Singer

(a)   As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 1,711,893 shares of Common Stock held by JDS1.

Percentage: Approximately 17.3%

(b) 1. Sole power to vote or direct vote: 1,711,893

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,711,893

4. Shared power to dispose or direct the disposition: 0

___________________

7 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

8 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

(c)   The following table details the transaction effected by Mr. Singer in the past 60 days:

Date of Transaction	Number of Put Options Assigned[9]	Exercise Price
September 15, 2017	50,000	$7.50

Date of Transaction	Number of Shares Purchased	Price Per Share
October 16, 2017	10,000	$6.26
October 16, 2017	6,040	$6.159
October 16, 2017	50,000	$6.2258
October 17, 2017	220,000	$6.25
October 18, 2017	3,474	$6.1793

Date of Transaction	Number of Put Options Sold[10]	Exercise Price
October 16, 2017	50,000	$7.50
October 16, 2017	20,000	$7.50
October 17, 2017	42,300	$7.50
October 18, 2017	500,000	$5.00

Date of Transaction	Number of Put Options Expired[11]	Exercise Price
September 15, 2017	25,000	$5.00

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,711,893 shares of Common Stock, constituting approximately 17.3% of the Shares outstanding.

(d)   No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)   Not applicable.

___________________

9 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

10 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

11 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

JDS1 is a party to the Voting Agreement.

JDS1 is a party to the following put options (the “Options”) with respect to the Shares. With respect to each of the Options, the counterparty to the Option has, until the relevant expiration date, the exclusive right to cause JDS1 to purchase the underlying Shares at the relevant exercise price.

Number of Underlying Shares	Exercise Price	Expiration Date
25,000	$5.00	12/15/2017
50,000	$7.50	3/16/18
20,000	$7.50	3/16/18
42,300	$7.50	3/16/18
500,000	$5.00	3/16/18

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer other than the Voting Agreement and the Options.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 99.1   Voting and Support Agreement, dated as of October 13, 2017, by and among Vecima Networks Inc., JDS1, LLC, Wayne Barr, Derek Elder, Robert Pons, Warren Sutherland and Dilip Singh.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2017

JDS1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member